SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         Gabelli Asset Management Inc. - (GBL)
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                                (Name of Issuer)


                     Class A Common Stock, Par Value $0.001 per share
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                         (Title of Class of Securities)


                                    36239Y102
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                                 (CUSIP Number)


  Mario Cibelli, c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue,
                          4th Floor, New York, NY 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 26, 2005
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [-].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                    --------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36239Y102
          ---------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC, PN

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)
                                                                             [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     372,367

8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER

     372,367

10   SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     372,367

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.18%

14   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Class A Common Stock, $0.001 par value of Gabelli Asset Management Inc. (GBL) that may be deemed to be beneficially owned by Mario Cibelli (the "Reporting Person").

CUSIP No. 36239Y102
          ---------

1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cibelli Capital Management, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     337,777

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     337,777

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     337,777

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.70%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Class A Common Stock, $0.001 par value of Gabelli Asset Management Inc. (GBL) that may be deemed to be beneficially owned by Cibelli Capital Management, L.L.C. (the "Reporting Person").

CUSIP No. 36239Y102
          ---------

1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     337,777

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     337,777

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     337,777

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.70%

14   TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Class A Common Stock, $0.001 par value of Gabelli Asset Management Inc. (GBL) that may be deemed to be beneficially owned by Marathon Partners, L.P. (the "Reporting Person").

CUSIP No. 36239Y102
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Item 1. Security and Issuer.

The name of the issuer is Gabelli Asset Management Inc., a New York corporation (the "Issuer"). The address of the Issuer's offices is One Corporate Center, Rye, NY 10580. This Schedule 13D relates to the Issuer's Class A Common Stock, $0.001 par value (the "Shares").

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Item 2. Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF"), and also serves as the general partner of Marathon Offshore, Ltd., a Cayman Islands limited partnership, ("MOLtd"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 372,367 Shares, and MP and CCM may be deemed to beneficially own 337,777 Shares. The Shares are held by MP, MFF, MOLtd, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 100 Shares; Mario Cibelli C/F G. Cibelli UTMA: 100 Shares; Mario Cibelli C/F L. Cibelli
UTMA: 100 Shares; Mario Cibelli Simple IRA: 300 shares; Mario Cibelli IRA: 100 Shares The total cost for the Shares held by Mr. Cibelli is $29,428.40.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Clients' and the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 372,367 Shares, constituting 5.18% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 337,777 Shares, constituting 4.70% of the Shares of the Issuer, in each case based upon the 7,192,992 Shares outstanding as of March 31, 2005, according to the Issuer's Definitive Proxy Statement on Form 14A filed with the Securities and Exchange Commission on April 25, 2005.

Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 372,367 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 337,777 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in, CCM, and CRM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 372,367 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7. Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to April 26, 2005 is filed herewith as Exhibit A.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   April 26, 2005
                                          ------------------------------------
                                                       (Date)

                                                 /s/ Mario Cibelli*
                                          ------------------------------------
                                                     Mario Cibelli


                                          MARATHON PARTNERS, L.P.
                                              By its General Partner
                                              Cibelli Capital Management, L.L.C.

                                                 /s/ Mario Cibelli*
                                          ------------------------------------

                                              By:    Mario Cibelli
                                              Title: Managing Member


                                          CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                                 /s/ Mario Cibelli*
                                          ------------------------------------

                                              By:    Mario Cibelli
                                              Title: Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule A
                           Transactions in the Shares

Date of                Number of Shares            Price Per
Transaction            Purchase/(SOLD)             Share
-----------            ---------------             -----

2/24/05                        1,512                  44.5588
2/24/05                           34                  44.5588
2/24/05                           54                  44.5588
2/25/05                          667                  44.7000
2/25/05                          200                  44.8190
2/28/05                        3,213                  44.1859
2/28/05                          116                  44.1859
2/28/05                           71                  44.1859
3/01/05                          224                  44.4265
3/01/05                        6,237                  44.4265
3/01/05                          139                  44.4265
4/06/05                          256                  43.0900
4/12/05                          500                  41.3807
4/12/05                       11,575                  41.3807
4/12/05                          425                  41.3807
4/12/05                          300                  41.5210
4/12/05                          100                  41.8010
4/12/05                          600                  41.4740
4/12/05                          100                  41.8010
4/13/05                          500                  41.0026
4/13/05                          895                  41.0026
4/13/05                       23,205                  41.0026
4/14/05                          493                  41.0134
4/14/05                          356                  41.0134
4/14/05                       12,851                  41.0134
4/15/05                          155                  40.8990
4/15/05                          644                  40.7900
4/15/05                        4,045                  40.8990
4/15/05                          100                  41.2690
4/15/05                          100                  41.2690
4/15/05                          100                  41.2690
4/15/05                          100                  41.2690
4/19/05                          360                  40.2351
4/19/05                          260                  40.2351
4/19/05                        9,380                  40.2351
4/20/05                        9,380                  40.1245
4/20/05                          260                  40.1245
4/20/05                          360                  40.1245
4/21/05                        9,380                  40.3409
4/21/05                          360                  40.3409
4/21/05                          260                  40.3409
4/21/05                          500                  40.4350
4/21/05                          700                  40.4340
4/21/05                          500                  40.4350
4/21/05                          100                  40.7610
4/22/05                       17,915                  40.3654
4/22/05                          497                  40.3654
4/22/05                          688                  40.3654
4/25/05                          520                  40.6908
4/25/05                       18,760                  40.6908
4/25/05                          720                  40.6908
4/26/05                          180                  40.8862
4/26/05                          130                  40.8862
4/26/05                        4,690                  40.8862
4/28/05                        1,700                  39.4882
4/29/05                          100                  39.6000
4/29/05                           65                  39.6000
4/29/05                        2,335                  39.6000

22101.0001 #567614